UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1	– INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 24, 2021, KNOT Offshore Partners LP (the “Partnership”) convened its previously-adjourned 2021 annual meeting of limited partners. However, due to lack of quorum, the meeting was adjourned until Friday, October 1, 2021 at 3:00 P.M. (UK time) at One Elmfield Park, Bromley, BR1 1LU, United Kingdom. No changes have been made in the proposal to be voted on by unitholders at the annual meeting. The Partnership’s proxy statement and any other materials filed by the Partnership with the SEC remain unchanged.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-248518) OF THE REGISTRANT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 24, 2021

By:	/s/ Gary Chapman
Name: Gary Chapman
Title: Chief Executive Officer and Chief Financial Officer

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